24000599

ANNUAL REPORTS
FORM X-17A-5
PART III

OMB APPROVAL
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SEC FILE NUMBER
8-68730

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2023 (MM/DD/YY) AND ENDING 12/31/2023 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: DFPG Investments, LLC

TYPE OF REGISTRANT (check all applicable boxes):

☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant

☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

9017 S Riverside Drive, Ste. 210
(No. and Street)

Sandy (City) Utah (State) 84070 (Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

David Laga (Name) (801) 838-9999 (Area Code – Telephone Number) dlaga@dfpg.com (Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Haynie & Company
(Name – if individual, state last, first, and middle name)

1785 West 2320 South (Address) Salt Lake City (City) Utah (State) 84119 (Zip Code)

10/20/2003 (Date of Registration with PCAOB)(if applicable) 457 (PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David R. Laga, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of DFPG Investments, LLC, as of 12/31, 2023, is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

NICHOLAS NEWTON BARRICK
NOTARY PUBLIC·STATE OF UTAH
COMMISSION# 714737
COMM. EXP. 10-16-2024

Signature: ______________

Title:
Chief Financial Officer

____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ☐ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: ______________

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.*

Haynie &
Company
Certified Public Accountants
& Management Consultants

1785 West 2320 South
Salt Lake City, UT 84119
801-972-4800
801-972-8941
www.HaynieCPAs.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Members
of DFPG Investments, LLC

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of DFPG Investments, LLC as of December 31, 2023, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of DFPG Investments, LLC as of December 31, 2023 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of DFPG Investments, LLC's management. Our responsibility is to express an opinion on DFPG Investments, LLC's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to DFPG Investments, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Haynie & Company

Haynie & Company
Salt Lake City, Utah
February 28, 2024

We have served as DFPG Investments, LLC's auditor since 2021.

DFPG INVESTMENTS, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2023

ASSETS	2023
Current Assets	
Cash and Cash Equivalents	$1,299,012
Commissions Receivable	687,119
Prepaid Expenses	480,408
Accounts Receivable	144,105
Total Current Assets	**2,610,644**
Other Assets	
Operating Lease – ROU Asset	394,091
Clearing Deposit	100,000
Promissory Notes Receivable	2,020,277
Office Equipment, net	9,254
Total Other Assets	**2,523,622**
Total Assets	**$5,134,266**
LIABILITIES AND MEMBERS' EQUITY	
Current Liabilities	
Commissions Payable	$541,799
Accrued Payroll and Other Liabilities	715,973
Operating Lease Liability (Current)	122,213
Accounts Payable	166,387
Total Current Liabilities	**1,546,372**
Other Liabilities	
Operating Lease Liability (Long Term)	281,146
Subordinated Loan	1,975,987
Total Other Liabilities	**2,257,133**
Total Liabilities	**3,803,505**
Members' Equity	**1,330,761**
1,000 membership units authorized, issued, and outstanding as of December 31, 2023	
Total Liabilities and Stockholders' Equity	**$5,134,266**

The accompanying notes are an integral part of these financial statements

DFPG INVESTMENTS, LLC
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2023

Note 1 – Organization and Description of Business

General

DFPG INVESTMENTS, LLC ("Company") is a dually registered broker dealer and registered investment advisor that was incorporated in the state of Utah on October 13, 2010 for the purpose of providing brokerage and investment management services. The Company is registered to engage in the securities business as a broker-dealer in all 50 states and Washington, D.C. under the Securities Exchange Act of 1933, as amended. The Company is a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"), the Securities Investor Protection Corporation ("SIPC"), and is registered with the United States Securities & Exchange Commission ("SEC").

The Company is primarily engaged in the business of securities investments with the general public. The Company predominantly conducts transactions in mutual funds, variable annuities, private placements, publicly registered non-traded funds, DPPs, and municipal fund securities. The Company has branch office locations in Alabama, Arizona, California, Colorado, Hawaii, Idaho, Illinois, Maryland, Minnesota, Missouri, New York, North Dakota, Oklahoma, Oregon, Pennsylvania, South Carolina, Texas, and Utah.

On April 2, 2019 the Company converted from a Utah S-Corporation to a Utah limited liability company. In connection with this change, there was also a change in the structure of the ownership. DFPG Investments, LLC is 100% owned by Falcon Park Capital, LLC.

On August 31, 2023, the Company's registered investment advisor was contributed to a successor entity, Diversify Advisory Services, LLC. Diversify Advisory Services, LLC is 100% owned by Falcon Park Capital, LLC. As a result of the separation, the Company is no longer a dually registered broker dealer and registered investment advisor.

Note 2 – Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America. In preparing the financial statements, management is required to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. Actual results could differ from those estimates.

Recognition of Revenues and Expenses

The Company's accounting policy has been updated to align with the new standard to recognize revenue when the following criteria are met: 1) Contract with the customer has been identified; 2) Performance obligations in the contract have been identified; 3) Transaction price has been determined; 4) Transaction price has been allocated to the performance obligations; and 5) Revenue is recognized when (or as)

performance obligations are satisfied. Revenues and expenses from securities transactions are generally recorded on the trade date, which is the date the transaction is executed. Certain expenses are recognized on an accrual basis pursuant to requirements set forth in SEC Rule 15c3-1.

Mutual Funds – A front-end commission for a mutual fund transaction is recorded in full by the Company at the time of the trade date. With respect to 12b-1 fees and deferred sales charges, the Company generally shall defer its incremental direct costs associated with the selling of the fund shares (such as sales representatives' commissions) and shall amortize these costs over the period in which the fees from the fund or fund shareholders are received. Indirect costs associated with selling the fund shares shall be expensed as incurred.

Annuities – Commissions for annuity transactions may be, upon the selection of the sales representative, received in a single lump sum or through a series of trailing commissions paid monthly over a period of time selected by the sales representative. Lump sum commissions are recorded in full by the Company as paid by the annuity company. Trailing commissions are recorded by the Company as received on a monthly basis from the annuity company.

Alternative Investments – Commissions for transactions in alternative investments are recorded by the Company at the time the investment is recorded by the investment company. Except for secondary market transactions, marketing allowance fees are paid to, and are recorded by, the Company either concurrently with the commission for the transaction, or on a quarterly basis commensurate with the total of investments placed by the sales representative during the previous quarter—one of the preceding methods being selected at the discretion of the investment company.

RIA Management Fees – Fees for managing accounts are recorded once the contract obligations have been met. The fees charged to the client are based on the client's AUM, the number of days in the quarter, and the advisory fee that is agreed upon between the Advisor and the client. This fee is disclosed on the IMA (Investment Management Agreement).

Cash and Cash Equivalents

For purposes of the statement of changes in financial position, the Company considers all highly liquid financial instruments purchased with a maturity of three months or less to be cash equivalents. On December 31, 2023, cash and cash equivalents of $1,299,012, were held at one financial institution. The Company is also exposed to concentrations of credit risk related to cash deposits. The Company maintains cash at a financial institution where the total cash balance is insured by the Federal Deposit Insurance Corporation ("FDIC") up to its limit. At any given time, the Company's cash balance may exceed the balance insured by the FDIC. As of December 31, 2023, the Company had cash of $1,049,012 in excess of FDIC limits.

Management monitors such credit risk at the financial institution and have not experienced any losses related to such risks to date.

Accounts Receivable

Accounts receivable are amounts due for expenses paid by the Company on behalf of other parties. The Company regularly reviews its accounts receivable balances and makes provisions for potentially uncollectible balances. On December 31, 2023, management did not believe any provision against accounts receivable was necessary, due to the recent aging status of all receivables.

RBC Capital Markets, LLC

The Company introduces certain client brokerage transactions to the clearing firm of RBC Capital Markets, LLC ("RBC") on a fully disclosed basis. RBC acts as qualified custodian for such clients and holds client's funds and securities. As a result, the Company has entered into a clearing arrangement with RBC and has established a $100,000 clearing deposit with RBC. Such deposit is refundable to the Company on termination of the clearing agreement. In August 2020, the Company renewed the clearing agreement with RBC which is now set to expire on August 23, 2025. The Company received an incentive credit in the amount of $200,000 in connection with the renewal, which will be recognized as income of $3,333 per month over the renewal period. The clearing agreement may be cancelled without cause by providing 90-day prior written notice.

Office Equipment

Office equipment is carried at cost. Maintenance, repairs, and minor renewals are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the equipment, which range between three and seven years. Depreciation expense for the year ended December 31, 2023 was $7,333.

Leases

Operating leases are primarily for office space and are included in operating lease right-of-use ("ROU") assets, operating lease expense, and operating lease liabilities. ROU assets represent our right to use an underlying asset for the lease term and the lease liabilities represents our obligation to make lease payments arising from the lease. ROU assets and liabilities are recognized at commencement date in determining the present value of lease payments. Lease expense for lease payments is recognized on a straight-line basis over the term of the lease.

Operating leases with a term of one year or less, we have elected to not recognize a lease liability or Operating ROU asset on our statement of financial condition. Instead, we recognize the lease payments as expense on a straight-line basis over the lease term. Short-term lease costs are immaterial to our statements of operations and cash flows.

The Company's operating lease and rent expense for its office space was $90,845 for the year ended December 31, 2023.

Income Taxes

The Company, with the consent of its members, has elected under the Internal Revenue Code to be a limited liability company. In lieu of corporate income taxes, the members of an LLC are taxed on their proportionate share of the Company's taxable income. Therefore, no provision or liability for federal income taxes has been included in the financial statements. The Company is subject to federal, state and local income tax examinations by tax authorities for years 2019 and forward.

Financial Instruments

Financial instruments include accounts receivable, prepaid expenses, other assets, accrued liabilities and accounts payable. Management estimates that the carrying amount of these financial instruments represents their fair values, which was determined by their near-term nature or by comparable financial instruments' market value.

New and Recent Accounting Pronouncements

The Company has evaluated all new and recent accounting pronouncements that have been issued or proposed by the FASB or other standards-setting bodies. These pronouncements either do not require adoption until a future date or are not expected to have a material impact on the Company's financial statements upon adoption.

Note 3 – Notes Receivable

In 2023 the Company issued three (3) new notes receivable totaling $1,042,546 and forgave $230,803 in notes receivable bringing the total notes receivable balance to $2,020,277 as of December 31, 2023. These notes carry between a 5% and 6% interest rate each with maturity dates ranging from 2022 to 2032. All or part of the notes may be forgiven over their respective terms.

Note 4 – Related Party Transactions

During 2023, the Company effected securities transactions at several of its branch office locations. One such branch office was Diversify, Inc. located in Sandy, Utah. The owners of this branch office location also hold an ownership position in the Company.

Related Parties

Diversify, Inc. (Diversify) is a branch office of the Company. On January 26, 2021, the Company and Diversify entered into a formal expense sharing agreement. Diversify was started by certain of the owners of the Company in order to continue their practice as Registered Representatives, along with the growth, marketing, and branding operations normally associated with a branch office, distinct from a Broker Dealer. The relationship between the entities is such that certain operating expenses and services are shared; and reimbursement is paid from the Company to Diversify for participation in a 401K plan. These transactions were consummated on terms equivalent to those that prevail in arms-length transactions. During 2023, the Company reimbursed Diversify for the following expenses: $320,322 for 401K contribution and matching.

Diversify Insurance, Inc. (DII) is the entity under which insurance transactions occur for certain clients of the Registered Representatives who are also members of Diversify, a branch office of the Company. DII was created to maintain clarity and separation among the differing types of client transactions and was started by the owners of Diversify and the Company. There are no shared expenses or reimbursement agreements between the Company and DII.

Riverside 90, LLC (Riverside) owns and operates an office building which leases space to Diversify and the Company as well as other unrelated tenants. Riverside is owned by two of the managing partners of the Company. During 2023, the Company paid Riverside operating lease payments totaling $90,845.

Subordinated Loan

The Company entered into a Subordinated Loan Agreement (the "Sub Loan") with Falcon Park Capital, LLC (the "Lender"), the Company's holding company, effective October 1, 2022. The Sub Loan was approved by FINRA and is being treated as equity capital for the purpose of calculating the Company's net capital requirement. The principal amount of the Sub Loan equaled $2,000,000 and bears interest at 6.30% per annum and has a maturity date of September 30, 2027. The Sub Loan may be prepaid, at the Company's option, any time after one year from the effective date of the Subordinated Loan Agreement. The outstanding

balance of the Sub Loan as of December 31, 2023, was $1,975,987 and the Company is current on all principal and interest payments.

Note 5 – Lease Commitments

The Company previously entered into an operating lease agreement for office space with Riverside 90, LLC, a related party (see Note 4). The Company renewed its operating lease agreement for an additional 60 months starting January 1, 2022 and expiring December 31, 2026. On November 10, 2023, the Company increased its leased premises and amended its operating lease agreement with Riverside 90, LLC to account for the additional space, which expires on December 31, 2026. Also on November 10, 2023, the Company entered into a sublease agreement with Diversify, Inc., a related party, for additional space on a month-to-month basis. Operating lease expense was $90,845 for the year ended December 31, 2023.

Supplemental balance sheet information related to leases were as follows:

		December 31, 2023
Operating lease right-of-use asset(s)	$	394,091
Current lease liabilities	$	122,213
Long-term lease liabilities		281,146
Total Operating Lease Liabilities	$	403,359
Weighted-average remaining lease term		3.0 years
Weighted-average discount rate		6.0%

Maturities of lease liabilities are as follows:

Year ending December 31,		Operating Leases
2024		143,090
2025		147,382
2026		151,804
Total Lease Payments		442,276
Less: Imputed Interest		(38,917)
Total Lease Payments	$	403,359

Note 6 – Concentrations of Risk

The Company is engaged in the business of providing broker and investment management services. Substantially all income is derived from commissions earned on sales of investment securities and investment management fees. Commission income can vary due to fluctuations in the volume of transactions, the dollar value of transactions, and the frequency of transactions, all of which are generally beyond the control of the Company. Investment management fees are based upon the total amount of assets under management and the agreed upon annual management fee rate per account. The Company's revenues are impacted by global, national, regional and local economic forces and trends. Additionally, the Company is dependent on the sales efforts of its brokers, which are independent contractors and not employees of the Company. Changes in sales activities by brokers could impact the Company. Investing activities by a customer or group of customers could also affect the Company as well as changes in the types of investment products purchased by customers and investment companies that pay commission income.

The following represents product streams as a percentage of Commissions and Management Fees for the year ended December 31, 2023:

	2023
Revenue from the sale of Private Placements / DPPs	41.4%
Revenue from RIA management fees	40.5%
Revenue from the sale of annuities	11.8%
Revenue from the sale of investment company shares	4.5%
Revenue from the sale of public, non-traded funds	1.0%
Other	0.8%

Note 7 – Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn, or cash dividends paid if the resulting net capital ratio would exceed 10 to 1).

At December 31, 2023, the Company had net capital of $492,279 which was $397,335 in excess of its required net capital of $94,944. The Company's ratio of aggregate indebtedness to net capital 2.89 to 1.

Note 8 – Outstanding Units and Ownership Positions

The Company has 1,000 membership units issued, authorized, and outstanding as of December 31, 2023 with a par value of $1.00 per share. The membership units are the sole class of equity ownership of the Company. The Company's outstanding units are 100% owned by Falcon Park Capital, LLC.

Note 9 – Subsequent Events

The Company evaluated all events or transactions that occurred after December 31, 2023 through February 28, 2024, the date these financial statements were available to be issued. During this period, the Company did not have any material recognizable subsequent events.